UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

Liberty Tax, Inc.

(Name of Subject Company (Issuer))

Liberty Tax, Inc.

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

53128T102
(CUSIP Number of Class of Securities)

Michael S. Piper

Chief Financial Officer

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

(757) 493-8855

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

David W. Ghegan

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 3000

Atlanta, Georgia 30308

(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$115,315,756	$13,976.27

(*)      Calculated solely for purpose of determining the amount of the filing fee and based on the offer to purchase of up to $115,315,756 in value of shares of common stock, par value $0.01 per share, of Liberty Tax, Inc.

(**)   The amount of the filing fee, $121.20 for each $1,000,000 of value of the transaction, was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal year 2019, issued August 24, 2018.

☐         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Liberty Tax, Inc., a Delaware corporation (“Liberty” or the “Company”), to purchase for cash any and all shares of the Company’s outstanding common stock, par value $0.01 per share (the “Common Stock” or “Shares”), at a purchase price of $12.00 per share. The Offer is made upon the terms and subject to the conditions contained in the Offer to Purchase, dated August 1, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a form of which is attached hereto as Exhibit (a)(1)(B). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

The Offer to Purchase and the Company’s obligation to purchase and pay for the Shares validly tendered and not validly withdrawn pursuant to the Offer to Purchase is not conditioned upon any minimum number of shares of Common Stock being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase discussed under the heading “The Offer — Conditions to the Offer” being satisfied or waived on or prior to the Expiration Date.

This Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, as more particularly set forth below.

Item 1.  Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference to this Item 1.

Item 2.  Subject Company Information.

(a) Name and Address. The name of the issuer of the Shares is Liberty Tax, Inc. The address of Liberty’s principal executive offices is 1716 Corporate Landing Parkway, Virginia Beach, VA 23454. Its telephone number is (757) 493-8855.

(b) Securities. The subject class of securities is the Common Stock of the Company. As of July 26, 2019, there were approximately 16,183,426 shares of Common Stock outstanding. The information set forth under the caption “Introduction” in the Offer to Purchase is incorporated herein by reference to this Item 2(b).

(c) Trading Market and Price. The Common Stock is currently traded on the OTC Market under symbol “TAXA.” The information set forth in the Offer to Purchase under the captions “Summary Term Sheet” and “The Offer – Price Range of Shares; Dividends” is incorporated herein by reference in response to this Item 2(c).

Item 3.  Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above. The information set forth in the Offer to Purchase in the section entitled “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning Shares of Liberty Common Stock” is incorporated herein by reference to this Item 3(a). The business address and business telephone number of each officer and director of the Company is 1716 Corporate Landing Parkway, Virginia Beach, VA 23454, (757) 493-8855.

Item 4.  Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “Introduction” and “The Offer” is incorporated herein by reference to this Item 4(a).

 (b) Purchases. The information set forth in the Offer to Purchase in the section entitled “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning Shares of Liberty Common Stock” is incorporated herein by reference to this Item 4(b).

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving Company Securities. The information set forth in the Offer to Purchase under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning Shares of Liberty Common Stock” is incorporated herein by reference to this Item 5(e).

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet – What is the Purpose of the Offer?” and “The Offer – Purpose of the Offer” is incorporated herein by reference to this Item 6(a).

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption “The Offer – Effects of the Offer” is incorporated herein by reference to this Item 6(b).

(c) Plans. The information set forth in the Offer to Purchase under the caption “The Offer – Effects of the Offer” is incorporated herein by reference to this Item 6(c).

Item 7.  Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption “The Offer — Source and Amount of Funds” is incorporated herein by reference to this Item 7(a).

(b) Conditions. The information set forth in the Offer to Purchase under the captions “The Offer — Source and Amount of Funds” and “The Offer — Conditions to the Offer” is incorporated herein by reference to this Item 7(b). We have no alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the caption “The Offer — Source and Amount of Funds” is incorporated herein by reference to this Item 7(d).

Item 8.  Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning Shares of Liberty Common Stock” is incorporated herein by reference to this Item 8(a).

(b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning Shares of Liberty Common Stock” is incorporated herein by reference to this Item 8(b).

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption “The Offer — Fees and Expenses” is incorporated herein by reference to this Item 9(a).

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Purchase under the caption “Certain Information about Liberty — Incorporation By Reference — Liberty’s Annual Report on Form 10-K for the fiscal year ended April 30, 2019 and Liberty’s Current Report on Form 8-K filed with the SEC on August 1, 2019” is incorporated herein by reference to this Item 10(a).

(b) Pro Forma Information. The information set forth in the Offer to Purchase under the caption “The Offer — Unaudited Pro Forma Combined Financial Statements of the Combined Company and Related Notes” is incorporated herein by reference to this Item 10(b).

Item 11. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer to Purchase and the Letter of Transmittal to this Schedule TO is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal to this Schedule TO is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the United States Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated August 1, 2019.
(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of Summary Advertisement, dated August 1, 2019.
(a)(5)	Press release issued by the Company on July 10, 2019 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 10, 2019 and incorporated by reference).
(b)(1)	Credit Agreement dated as of May 16, 2019 among Liberty Tax, Inc. Citizen Bank, N.A. and other parties (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 16, 2019 and incorporated by reference).
(b)(2)	Second Amendment to Credit Agreement and Assumption Agreement dated as of July 10, 2019, among Liberty Tax, Inc., as the original borrower, JTH Tax LLC, SiempreTax+ LLC, JTH Financial, LLC, Wefile LLC, JTH Properties 1632, LLC, LTS Properties, LLC, LTS Software LLC, JTH Tax Office Properties, LLC, 360 Accounting Solutions LLC, JTH Court Plaza, LLC, and Franchise Group Intermediate L 1, LLC, each as guarantors, Franchise Group Intermediate L 2, LLC, as the replacement borrower, Citizen Bank, N.A., as administrative agent, and the lenders party thereto (filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on July 11, 2019 and incorporated by reference).
(b)(3)	Credit Agreement dated as of July 10, 2019, among Buddy’s Newco, LLC and Buddy’s Franchising and Licensing LLC, each as borrowers, Franchise Group Intermediate B, LLC, various lenders from time to time party thereto, and Kayne Solutions Fund, L.P., as administrative agent and as collateral agent (filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the SEC on July 11, 2019 and incorporated by reference).
(d)(1)	Agreement of Merger and Business Combination Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Buddy’s Newco, LLC, Franchise Group New Holdco, LLC, Franchise Group B Merger Sub, LLC, and Vintage RTO, L.P. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 11, 2019 and incorporated by reference).
(d)(2)	Registration Rights Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Tributum, L.P., the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Samjor Family LP, Vintage RTO, L.P., Martin Meyer and Fengfeng Ren, David O’Neil and Jeffrey D. Miller (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 11, 2019 and incorporated by reference).
(d)(3)	Voting Agreement dated as of July 10, 2019, among Liberty Tax, Inc., the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Martin Meyer, Fengfeng Ren, David O’Neil and Jeffrey D. Miller (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on July 11, 2019 and incorporated by reference).
(d)(4)	Voting Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Bryant R. Riley, B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC., B. Riley Capital Management, LLC, B. Riley FRB, Inc., and Dialectic Antithesis Partners, LP (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on July 11, 2019 and incorporated by reference).
(d)(5)	Voting Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Vintage Tributum LP, Tributum, L.P., Vintage RTO, L.P., and Samjor Family LP (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on July 11, 2019 and incorporated by reference).

Exhibit No.	Description
(d)(6)	Closing Subscription Agreement dated as of July 10, 2019, among Liberty Tax, Inc., and Tributum, L.P. (filed as Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed with the SEC on July 11, 2019 and incorporated by reference).
(d)(7)	Post-Closing Subscription Agreement dated as of July 10, 2019, among Liberty Tax, Inc., and Tributum, L.P. (filed as Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed with the SEC on July 11, 2019 and incorporated by reference).
(d)(8)	JTH Holding, Inc. 2011 Equity and Cash Incentive Plan (filed as Exhibit 10.1 to Amendment No. 3 to Form S-1, filed with the SEC on February 3, 2012 and incorporated by reference).
(d)(9)	Form of Incentive Stock Option Agreement for Employees via JTH Holding, Inc. 2011 Equity and Cash Incentive Plan (filed as Exhibit 10.7 to Amendment No. 5 to Form S-1, filed with the SEC on October 15, 2012 and incorporated by reference).
(d)(10)	Form of Restricted Stock Unit Agreement for Employees via JTH Holding, Inc. 2011 Equity and Cash Incentive Plan (filed as Exhibit 10.5 to Form 10-K, filed with the SEC on October 1, 2013 and incorporated by reference).
(d)(11)	Employment Agreement for M. Brent Turner dated June 9, 2019 (filed as Exhibit 10.1 to Form 8-K, filed with the SEC on June 10, 2019 and incorporated by reference).
(d)(12)	Employment Agreement for Michael S. Piper dated June 15, 2018 (filed as Exhibit 10.1 to Form 8-K, filed with the SEC on June 18, 2018 and incorporated by reference).
(d)(13)	Employment Agreement for Shaun York dated June 1, 2018 (filed as Exhibit 10.2 to Form 8-K, filed with the SEC on June 7, 2018 and incorporated by reference).
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY TAX, INC.

	By:	/s/ Michael S. Piper
	Name:	Michael S. Piper
	Title:	Chief Financial Officer

Dated: August 1, 2019